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                                                     Filed by World Access, Inc.
                                                     Commission File No. 0-29782
                                       Pursuant to Rule 425 under the Securities
                                           Act of 1933 and deemed filed pursuant
                                                to Rule 14a-12 of the Securities
                                                            Exchange Act of 1934

                                                    Subject Company: TelDaFax AG

                 WORLD ACCESS ACQUIRES SHARES OF TELDAFAX, AG,
                              OWNED BY APAX FUNDS

           World Access Controls 33% of TelDaFax's Outstanding Shares

         Atlanta, Georgia - September 21, 2000 - WORLD ACCESS, INC. (NASDAQ:
WAXS) announced today that it has closed the purchase of the 11.2 million outstanding shares of TelDaFax AG (NEUER MARKT: TFX), owned by investment pools advised by Apax Partners & Co. ("the Apax shares"). Each Apax share has been exchanged for 1.025 shares of World Access common stock. This event gives World Access control of approximately 33% of TelDaFax's outstanding shares.

         Under the original terms of the TelDaFax purchase agreement, the transaction to acquire TelDaFax was expected to be comprised of several elements. Concurrently, World Access would buy the 33% interest in TelDaFax held by Apax, contribute certain of World Access' German businesses to TelDaFax in exchange for newly issued TelDaFax shares, and tender for all of the remaining shares of TelDaFax at the 1.025 exchange ratio. These transactions were contingent on World Access achieving ownership of greater than 50% of TelDaFax's outstanding shares. While the Apax tranche has been completed separately, the tender offer and asset contribution are expected to occur concurrently, as originally agreed.

         John D. Phillips, Chairman and Chief Executive Officer, commented, "We had an opportunity to close early on this piece of the TelDaFax transaction. Given the delays we've experienced in the regulatory review process and the consequent setback in launching the tender offer, we wanted to demonstrate our commitment to this important transaction by taking advantage of this opportunity. We are anxious, not only to close this transaction, but to begin moving forward with the integration of our operations and believe that this is the first step in accelerating that process. We look forward to launching the tender offer shortly after clearing our TelDaFax proxy with the SEC."

ABOUT WORLD ACCESS

         World Access is focused on being a leading provider of bundled voice, data and Internet services to small- to medium-sized business customers located throughout Europe. In order to accelerate its progress toward a leadership position in Europe, World Access is acting as a consolidator for the highly fragmented retail telecom services market, with the objective of amassing a substantial and fully integrated business customer base. To date, the Company has acquired several strategic assets, including FaciliCom International, which operates a Pan-European long distance network and carries traffic for approximately 200 carrier customers, and NETnet, with retail sales operations in 9 European countries. NETnet's services include long distance, internet access and mobile services. Located strategically throughout the United States and 13 European countries, World Access provides end-to-end international communications services over an advanced asynchronous transfer mode internal network that includes gateway and
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tandem switches, an extensive fiber network encompassing tens of millions of circuit miles and satellite facilities. For additional information regarding World Access, please refer to the Company's website at www.waxs.com.

     THIS PRESS RELEASE MAY CONTAIN FINANCIAL PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE SECURITIES REFORM ACT OF 1995. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THESE RISKS INCLUDE: POTENTIAL INABILITY TO INDENTIFY, COMPLETE AND INTEGRATE ACQUISITIONS; DIFFICULTIES IN EXPANDING INTO NEW BUSINESS ACTIVITIES; DELAYS IN NEW SERVICE OFFERINGS; THE POTENTIAL TERMINATION OF CERTAIN SERVICE AGREEMENTS OR THE INABILITY TO ENTER INTO ADDITIONAL SERVICE AGREEMENTS; AND OTHER RISKS DESCRIBED IN THE COMPANY'S SEC FILINGS, INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, AS AMENDED, THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000, AS AMENDED, THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000, AS AMENDED, AND THE COMPANY'S REGISTRATION STATEMENTS ON FORMS S-3 (NO 333-79097) AND S-4 (NO. 333-37750), ALL OF WHICH ARE INCORPORATED BY REFERENCE INTO THIS PRESS RELEASE.

WORLD ACCESS CONTACT:               MICHELE WOLF
(404 231-2025)                      V.P. OF INVESTOR RELATIONS
http://www.waxs.com

         World Access has filed a proxy statement/prospectus and other relevant documents concerning the transaction with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by World Access will be available free of charge by writing to: Investor Relations, World Access, Inc., 945 E. Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326, or by telephone request to (404) 231-2025. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

         The participants (as defined in Instruction 3 to Item 4 of Schedule
14A) in the solicitation of proxies from the World Access stockholders for the approval of the transaction include World Access and Walter J. Burmeister, Kirby
J. Campbell, Bryan Cipoletti, Stephen J. Clearman, John P. Imlay, Jr., Massimo Prelz Oltramonti, John D. Phillips, John P. Rigas, Carl E. Sanders, Dru A. Sedwick and Lawrence C. Tucker, each a director of World Access. PLEASE SEE WORLD ACCESS' ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, FILED ON MARCH 30, 2000, FOR A DESCRIPTION OF THE WORLD ACCESS SECURITY HOLDINGS OF EACH OF THE WORLD ACCESS DIRECTORS.